Exhibit 99.1

RIO ALTO ANNOUNCES Q1 2013 FINANCIAL RESULTS

For Immediate Release	May 14, 2013

Rio Alto Mining Limited (“Rio Alto”) (TSX & BVL: RIO, NYSE: RIOAM, DB Frankfurt: MS2) is pleased to announce that it realized net income per share of $0.05 and cash flow from operations of $29.0 million. Highlights for the quarter included:

Gold production and sales of 36,355 ounces which exceeded mine plan expectations by 7 per cent;

The average price realized for was $1,598 per ounce resulting in gold sales revenue of $58.1 million;

Total production cost per ounce of gold sold, including taxes, of $1,190 and cash production cost per ounce of gold sold(1) was $788;

Capital investments amounted to $21.1 million; and

In April 2013, a cash payment of $10.1 million was made to satisfy delivery of 7,882 ounces of gold under the Company’s Gold Prepayment Agreement.

(1)

Total production cost per ounce of gold sold and cash production cost per ounce of gold sold are non-IFRS performance measures for which there are no generally accepted reporting standards. Please refer to the Company’s Management Discussion and Analysis for the three months ended March 31, 2013 for an explanation of how Rio Alto determines these measures and a reconciliation of these measures to the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2013.

Management expects gold production for Q2 to be approximately 43,600 ounces, Q3 to be 63,800 and Q4 to be about 58,800 which will meet 2013 guidance of 190,000 to 210,000 ounces of gold production for 2013. Total production cost for the year is forecast to be in the range of $1,200 to $1,300 per ounce with cash production costs to be in a range of $675 to $725 after reclassification of management responsibility for non-corporate selling, general and administration to mine operations.

Anthony Hawkshaw, FO commented that “Operating and financial performance for the first quarter was in-line with the mine plan, budget and previous guidance, but compared to production of 58,918 ounces and sales of 58,968 ounces of gold in Q1 2012 the results were below those achieved during that period; however, we look forward to meeting or exceeding 2012’s production by year end. In mid-April the US dollar price of gold declined providing an opportunity to make an advance payment against the Prepayment Agreement. We don’t expect the price of gold to recover to Q1 levels in the short-term and continue to focus on cost reduction opportunities and improving efficiencies”.

Notice from the New York Stock Exchange

On May 13, 2013, Rio Alto received notice from the New York Stock Exchange (“NYSE”) that its notice to NYSE of the record date for Rio Alto’s upcoming annual general and special shareholder meeting was untimely and failed to comply with NYSE Company Rules 204.21 and 401.02, which require record date notice 10 days prior to such date. This failure to timely notify NYSE of Rio Alto’s record date was the result of an administrative error and Rio Alto confirms that it will meet such requirements in the future.

Forward Looking Statements

This news release contains certain forward-looking information including statements concerning expected gold production and costs of production. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Anthony Hawkshaw

Director & CFO

FOR FURTHER INFORMATION, CONTACT:
Anthony Hawkshaw, Director & CFO		Alejandra Gomez, Investor Relations
Phone:	+511 625 9900 / +1 604 628 1401	Phone:	604.628.1401
		Fax:	866.393.4493
Email:	tonyh@rioaltomining.com	Email:	alejandrag@rioaltomining.com

Web: www.rioaltomining.com